Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2017

Monaco, April 27, 2017 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2017.
•	Voyage revenues adjusted on a cash basis of $102.7 million for the three-months ended March 31, 2017.
•	Adjusted Net income available to common stockholders of $20.8 million or $0.23 per share for the three-months ended March 31, 2017.
See “Financial Summary” and “Non-GAAP Measures” below for additional detail.

New Business Developments

A.	Newbuild charter agreements

•
The Company has entered into time charter agreements for all five 11,000TEU newbuild vessels acquired under our JV with York Capital. The vessels have been chartered for periods of up to 12 months at an average rate of about $18,000 per day. The first two vessels, the Cape Akritas and Cape Tainaro have been delivered to their charterers and have commenced operations. The third and fourth vessels, the Cape Kortia and Cape Sounio, are expected to be delivered to their charterers during the first week of May 2017, while the last vessel, the Cape Artemisio, is expected to be delivered from the shipyard and to her charterers during the second week of June 2017.

B.	New charter agreements

•	The Company has entered into the following charter arrangements:

o	Agreed to charter the 2003-built, 5,928 TEU containership Venetiko to Hapag-Lloyd, for a period of 5 to 14 months starting from March 19, 2017, at a daily rate of $6,600.
o	Agreed to charter the 2001-built, 5,576 TEU containership Ensenada to PIL, for a period of 6 to 10 months starting from March 31, 2017, at a daily rate of $6,950.
o	Agreed to charter the 2004-built, 4,992 TEU containership Piraeus to TS Lines, for a period of 4 to 8 months starting from April 6, 2017, at a daily rate of $5,100.
o
Agreed to extend the charter of the 1998-built, 3,842 TEU containership Itea with ACL for a period expiring at the charterers’ option during the period from September 15, 2017 to October 25, 2017, starting from April 30, 2017, at a daily rate of $7,250.

o	Agreed to charter the 1999-built, 2,526 TEU containership Elafonisos to MSC for a period of 11 to 13 months starting from March 15, 2017, at a daily rate of $6,200.
o	Agreed to extend the charter of the 1996-built, 1,504 TEU containership Prosper with Sea Consortium for a period of 2 to 6 months, starting from April 26, 2017, at a daily rate of $6,750.
o	Agreed to charter the 2001-built, 1,078 TEU containership Stadt Luebeck to Sea Consortium for a period of 25 to 90 days starting from April 10, 2017, at a daily rate of $6,500.

C.	New financing transactions

•
In April 2017, we entered into a loan agreement with a leading European financial institution for the financing of the last 11,000 TEU vessel on order, acquired under our JV with York Capital. The facility is for an amount of up to US $44 million which will be repayable over 3 years. The proceeds are expected to finance the remaining yard installment for the vessel.

D.	New acquisitions

•
In March 2017, the Company agreed to purchase the 2014-built 4,957TEU wide-beam container vessels Leonidio and Kyparissia. Both vessels are expected to be delivered to the Company in May 2017. The Company has agreed to charter each vessel to Maersk Line for a period of 7 years. The acquisitions will be initially funded with equity. The Company is in advanced discussions to finance the vessels’ acquisition cost with debt.

•
In April 2017, the Company agreed to purchase the 2005-built 7,491TEU container vessel Megalopolis. The vessel is expected to be delivered to the Company in May 2017. The Company has agreed to charter the vessel to Maersk Line for a period of 5 years. The acquisition will be initially funded with equity. The Company is in discussions to finance the vessel’s acquisition cost with debt.

E.	Vessel disposals

•	In January 2017 and March 2017 we sold for demolition the 5,050TEU container vessel Romanos and the 3,351 TEU container vessel Marina, respectively.

F.	Dividend announcements

•	On April 3, 2017, we declared a dividend for the quarter ended March 31, 2017 of $0.10 per share on our common stock, payable on May 8, 2017 to stockholders of record on April 21, 2017.

•
On April 3, 2017, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock and a dividend of $0.546875 per share on our Series D Preferred Stock, which were all paid on April 17, 2017 to holders of record on April 13, 2017.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the first quarter the Company delivered solid results.

On the chartering side, we have now chartered all five 11,000 TEU new buildings for periods of up to one year and we have secured debt finance for the last remaining 11,000 TEU ship. As of today all of our new building program is fully funded with remaining equity commitments amounting to only US $ 2 million, due in 2018.

We continue to charter our ships, having chartered in total 7 ships since last quarter. We have no ships laid up.

At the same time we are renewing our fleet. We have bought three second hand ships, which have been chartered for periods ranging from 5 to 7 years. Those vessels are expected to be delivered within May. The ships have been bought with equity and we are in discussions with financial institutions regarding debt finance.

Finally, on the dividend and the Dividend Reinvestment Plan currently in place, members of the founding family, as has been the case since the inception of the plan, have decided to reinvest in full the first quarter cash dividends.

As mentioned in the past, our goal is to strengthen the Company and enhance long term shareholder value.  In that respect, we are actively looking at new transactions selectively.”

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2016	2017

Voyage revenue	$120,274	$105,524
Accrued charter revenue (1)	$(452)	$(2,791)
Voyage revenue adjusted on a cash basis (2)	$119,822	$102,733

Adjusted Net Income available to common stockholders (3)	$34,307	$20,774
Weighted Average number of shares	75,400,044	91,036,935
Adjusted Earnings per share (3)	$0.45	$0.23

Net Income	$34,996	$23,015
Net Income available to common stockholders	$29,789	$17,866
Weighted Average number of shares	75,400,044	91,036,935
Earnings per share	$0.40	$0.20

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted net income available to common stockholders and adjusted earnings per share are non- GAAP measures. Refer to the reconciliation of net income to adjusted net income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non- GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2017 and 2016. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2016	2017

Net Income	$34,996	$23,015
Earnings allocated to Preferred Stock	(5,207)	(5,149)
Net Income available to common stockholders	29,789	17,866
Accrued charter revenue	(452)	(2,791)
Loss on sale / disposal of vessels	-	3,638
General and administrative expenses - non-cash component	1,344	984
Amortization of prepaid lease rentals	1,238	2,158
Realized Loss / (Gain) on Euro/USD forward contracts (1)	(239)	32
Loss / (Gain) on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	2,627	(1,113)
Adjusted Net income available to common stockholders	$34,307	$20,774
Adjusted Earnings per Share	$0.45	$0.23
Weighted average number of shares	75,400,044	91,036,935

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, loss on sale / disposal of vessels, general and administrative expenses - non-cash component, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.